Cohesion Technologies, Inc.
2500 Faber Place
Palo Alto, CA 94303
(650) 320-5500

November 20, 2002

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Cohesion Technologies, Inc. (the “Company”) Form S-3 Registration Statement SEC File Number: 333-100785

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, we respectfully request that the Registration Statement of Cohesion Technologies, Inc. on Form S-3, File Number 333-100785, together with all exhibits (the “Registration Statement”), be withdrawn. The Registration Statement was initially filed on October 28, 2002.

     This withdrawal request is being made because the selling stockholders have advised the Company that they do not wish to sell their shares at this time and have requested that the Company withdraw the Registration Statement. The Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

     Please forward a copy of the Order Withdrawing the Registration Statement to the undersigned via facsimile at (650) 320-5511 as soon as it is available. If you have any questions regarding this application, do not hesitate to contact the Company’s legal counsel, William Davisson of Latham & Watkins at (650) 463-2660. Thank you for your assistance.

Very truly yours,

/s/ William G. Mavity

William G. Mavity President and Chief Executive Officer